AXA EQUITABLE LIFE INSURANCE COMPANY

ENDORSEMENT APPLICABLE TO CUSTODIAL [ROTH] IRA CONTRACTS

This Endorsement is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. In this Endorsement, “we”, “our” and “us” mean AXA Equitable Life Insurance Company and “you” and “your” mean the Owner.

When issued with this endorsement and the Endorsement Applicable to ^Roth:^ [Roth] IRA Contracts, this Contract is a Custodial [Roth] IRA Contract.

If the Owner of the Contract is a trustee or custodian under Section [Appears for both Traditional and Roth] 408(a) of the Code and pertinent Regulations, this IRA Contract is an annuity contract which may be used to fund an individual retirement account which meets the requirements of Section ^Roth:^ [408A(b) and] [Appears for both Traditional and Roth] 408(b) of the Code. The tax qualified plan provisions are being added to the Contract to comply with the requirements of the tax code. You should comply with the tax qualified plan provisions to prevent loss of the advantages of tax deferral and to prevent penalties.

This IRA Contract is established for the exclusive benefit of you and your beneficiaries, and the terms below change, or are added to, applicable sections of this Contract. Also, your entire interest under the Contract is not forfeitable.

The Effective Date of this Endorsement is your Contract Date.

PART I - DEFINITIONS

1.	Owner: The following is added to the existing definition:

Where the Contract is purchased to fund an individual retirement account under ^Roth:^ [Section 408(A)(b)] ^Traditional^ [Section 408(b)] of the Code, the Owner must be a trustee or custodian meeting the requirements of that Section and pertinent Regulations. The Annuitant must be the individual for whose benefit the individual retirement account is maintained. In such a case “you” and “your” refer to the Annuitant where required by context.

2.	Death Benefit: The following is added to the existing section:

If the Owner and the Annuitant are different because the Owner of the Contract is a trustee or custodian under ^Roth:^ [Section 408A(b)] ^Traditional^ [Section 408(b)] of the Code and pertinent Regulations, in this Item of the Endorsement “you” refers to the Annuitant (and your spouse can be named successor Annuitant).

[Item 3 appears for Traditional IRA Contract Holders only]

3.	[Minimum Distribution Requirements: Unless the Owner affirmatively requests Minimum Distribution Requirement (“RMD”) distributions under the provisions of the Endorsement Applicable to IRA Contracts which provides for distributions to comply with minimum distribution requirements under the Code, such provisions do not apply to this Contract. Unless RMD distributions have been requested we will make distributions from this Contract only upon request by the Owner in accordance with Part V, Withdrawals and Termination. The custodian or trustee of the IRA custodial account is solely responsible for the tax treatment of this Contract and any withdrawals or distributions from the Contract.]

AXA EQUITABLE LIFE INSURANCE COMPANY

[ /s/ Christopher M. Condron	[ /s/ Karen Field Hazin
Christopher M. Condron	Karen Field Hazin, Vice President,
Chairman, President and Chief Executive Officer ]	Secretary and Associate General Counsel ]

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